                                                                     EXHIBIT 3.6


                                        January 10, 2005

Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York 10005

Ladies and Gentlemen:

Reference is made to Termination and Amendment Agreement (the "TERMINATION AGREEMENT") dated as of January 10, 2005 between Assurant, Inc., a Delaware corporation (D/B/A Assurant Group) (the "COMPANY") and Fortis Insurance N.V., a company with limited liability incorporated as naamloze vennootschap under Dutch law ("FORTIS INSURANCE"). Capitalized terms not defined in this letter agreement are used as defined in the Termination Agreement.

Whereas, pursuant to the Termination Agreement, Fortis Insurance and the Company have agreed to terminate the Shareholders' Agreement and to amend certain provisions of the Registration Rights Agreement effective upon closing of the Offering;

Whereas, following the closing of the Offering, there will remain on the Board of Directors of the Company (the "BOARD") two directors designated by Fortis Insurance pursuant to Article 2 of the Shareholders Agreement (the "FORTIS DESIGNEES");

Now, therefore, in consideration of the covenants and agreements contained herein, the parties hereto agree as follows:

1. If at any time while there are no vacancies on the twelve member Board, the Board, or a committee thereof, adopts a resolution (i) recommending to the Company's shareholders that a particular candidate be elected to the Board to replace one of the Fortis Designees or (ii) appointing to the Board a new member, then Fortis Insurance shall cause one of the Fortis Designees to resign from the Board promptly following the adoption of such a resolution.

2. If at any time Fortis ceases to "beneficially own" (within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended) more than 5% of the outstanding common stock of the Company, Fortis Insurance shall promptly cause any remaining Fortis Designees to resign from the Board.

3. If at any time while at least one Fortis Designee remains on the Board, the Board, including any Fortis Designee, votes in favor of any of the following actions at any Board meeting at which a quorum is present or by written consent, Fortis Insurance shall vote its shares of the Common Stock in favor of such action and Fortis Insurance hereby grants to the Company an irrevocable proxy coupled with an interest to effect such vote. The actions subject to the foregoing provision are:

     - any recapitalization, reclassification, spin-off or combination of any securities of the Company or any of its subsidiaries that, at such time, shall satisfy any of the tests included in the definition of "significant subsidiary" under Rule 1-02 of Regulation S-X, or

     - any liquidation, dissolution, winding up or commencement of voluntary bankruptcy, insolvency, liquidation or similar proceedings with respect to the Company or any of its subsidiaries.

This letter agreement shall become effective upon closing of the Offering, shall be governed by New York law and may be executed in counterparts.

Each of the undersigned has duly executed and delivered this letter agreement as of the date above written by its duly authorized representatives.

                                   FORTIS INSURANCE N.V.

                                   By:___________________
                                      Name:
                                      Title:


                                   By:___________________
                                      Name:
                                      Title:


Acknowledged and Agreed:

ASSURANT, INC.


By:___________________
   Name:
   Title:


                                       2